

March 4, 2024

Sujal Patel
Chief Executive Officer
Nautilus Biotechnology, Inc.
2701 Eastlake Avenue East
Seattle, Washington 98102

      Re: Nautilus Biotechnology, Inc.
          Registration Statement on Form S-3
          Filed February 28, 2024
          File No. 333-277437

Dear Sujal Patel:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Jessica Ansart at 202-551-4511 with any questions.

          Sincerely,

          Division of Corporation Finance
          Office of Industrial Applications and Services

cc: Zachary Myers